Exhibit 99.1

CDC Software International Corporation 2002 Summit Boulevard Suite 700 Atlanta, Georgia 30319	Joseph D. Stutz Director T: (678) 892-2959 F: (770) 351-0036 E: jstutz@cdcsoftware.com

Via FedEx and Electronic Mail

January 13, 2012

Requisition of Extraordinary General Meeting of CDC Software Corp and Other Matters

Gentlemen:

In this letter I refer to CDC Corp as “CDC”, to CDC Software International Corp as “International” and to CDC Software Corp as “Software”.

By a resolution passed on January 11, 2012, by CDC all of the directors of International other than John Clough were removed with immediate effect and John Clough was appointed International’s Chief Executive Officer. Further, by a resolution passed on January 13, 2012, by International, I was appointed a Class 1 Director of International.

International is a member of Software holding not less than 50% of the voting power represented by the issued shares of Software. More specifically, it holds approximately 98% of the voting power of the currently issued shares in Software.

Accordingly, pursuant to Article 57 of Software’s Articles of Association, by this letter International requisitions Software’s Board of Directors to call an Extraordinary General Meeting of the members of Software to transact the following business:

•	To consider and (if thought fit) vote upon a resolution to remove all of the current directors of Software;

•	To consider and (if thought fit) vote upon a resolution to appoint Dwight Mamanteo, Marcus A. Watson, and Joseph D. Stutz as directors of Software;

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To consider and (if thought fit) vote upon a resolution immediately to desist from taking any steps to progress a sale of Ross Systems Inc, Tradebeam Inc and/or any other part of Software’s business or assets to Marlin Management Company LLC or any other third party; and

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To consider and (if thought fit) vote upon a resolution to take all available steps to cancel or unwind any contract or transaction entered into by Software to sell Ross Systems Inc, Tradebeam Inc and/or any other part of Software’s business or assets with an aggregate value in excess of US$5,000 to Marlin Management Company LLC or any other third party.

CDC Software Corporation

Board of Directors

January 13, 2012

Page | 2

Given the extent of the voting power of the currently issued shares in Software held by International, it is inevitable that each of these resolutions will be carried at the Extraordinary General Meeting.

You will be aware that under Article 57 of Software’s Articles of Association it is your duty as directors to call the Extraordinary General Meeting within 2 months of the date of this requisition, i.e. before March 13, 2012. Given, however, the nature and purpose of the resolutions and the fact that they are bound to be carried, any delay by you in calling the Extraordinary General Meeting as soon as possible after the minimum 10 days’ notice required by Article 58(1) of Software’s Articles of Association will constitute a conscious attempt by each of you to frustrate the will of the majority of Software’s members in relation to the removal of Software’s current directors, will not be in good faith and will amount to a breach of fiduciary duty by each of you. In that event action will be taken against each of you without further notice. Further, you should also call the Extraordinary General Meeting as soon as possible after the minimum 10 days’ notice required by Article 58(1) of Software’s Articles of Association for the reasons set out below. Any failure to do so will constitute a further and distinct conscious attempt by each of you to frustrate the will of the majority of Software’s members to prevent the proposed sale of Ross Systems Inc and Tradebeam Inc, will not be in good faith and will amount to a separate breach of fiduciary duty by each of you. In that event, action may be taken without further notice to you.

Many of the directors of Software were also directors of CDC. As you will therefore be well aware, the background leading to the above requisition, the reasons for it referred to above, and the reasons why the Extraordinary General Meeting should be called as soon as the minimum period of 10 days’ notice has expired, are as follows:

•	Judgment was entered last year against CDC by various Evolution companies;

•	In October 2011 CDC sought Chapter 11 bankruptcy protection in the Northern District of Georgia, United States

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In lieu of the appointment of a trustee by the Court, it was agreed by the Board of CDC that a Chief Restructuring Officer (“CRO”) should be appointed, and that agreement and appointment was endorsed by the Court in Georgia with bankruptcy jurisdiction over CDC;

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Prior to CDC entering Chapter 11 protection, CDC was exploring the possibility of raising funds to meet its liability to Evolution by, in effect, a sale of Software as a going concern to a third party investor. For this purpose the Board of CDC, prior to its replacement by the CRO, retained Moelis & Co LLC to identify potential purchasers and to assist in the negotiation of the terms of any sale;

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Since his appointment, the CRO has continued to seek to take this course in order to comply with his duty under the terms of his appointment to maximise CDC’s value for its creditors and shareholders, and has continued to retain Moelis & Co LLC for this purpose;

CDC Software Corporation

Board of Directors

January 13, 2012

Page | 3

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Moelis & Co LLC has identified a number of potential purchasers for CDC’s ultimate beneficial interest in Software and for Software’s existing business, at prices significantly exceeding the face value of the shares;

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In recent weeks, inconsistently with the steps being taken by CDC to maximise the consideration for the intended disposal of Software and contrary to objections communicated by CDC and/or International through the CRO to Software’s Board of Directors and/or its agents, employees, and professionals, Software’s Board has proceeded to explore a potential sale of a significant part of Software’s business, namely Ross Systems Inc and Tradebeam Inc, and on January 4, 2012, purported to sign a letter of intent to proceed with the sale to Marlin Management Company LLC;

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Such a sale of Ross Systems Inc and Tradebeam Inc by Software, if it were to proceed, would amount to Software divesting itself of a significant part of its existing business and would have a significant adverse effect on the value of Software and on the price achievable by CDC in the context of its intended sale of its ultimate beneficial interest in Software through Moelis & Co LLC; and

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The actions being taken by Software’s Board are therefore contrary to CDC’s interests, as the ultimate beneficial owner and controller of the vast majority of both Software’s shares and voting power; are contrary to the objections communicated by CDC and/or International to Software’s Board; will be countermanded as soon as Software’s Board is replaced at the Extraordinary General Meeting requisitioned above; and are therefore being taken by Software’s Directors in breach of fiduciary duty.

Finally, as a member of Software, International is entitled to information from the Directors as to the conduct of Software’s business. Accordingly, please provide forthwith by return a full and proper account of each of the following:

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Details of all negotiations carried on and steps taken since December 1, 2011, by or at the direction of Software’s Board to sell Ross Systems Inc and/or Tradebeam, Inc. to Marlin Management Company LLC or any other third party, to include copies of all correspondence;

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Details of all intended or concluded sales since December 1, 2011, of any parts of Software’s business or assets with a value exceeding US$5,000 (in the calculation of which, a series of linked transactions with individual values of less than US$5,000 are to be treated as one single transaction with a value equal to the aggregate of the values of each of the individual transactions);

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Details of all intended or concluded steps taken since December 1, 2011, by or at the direction of Software’s Board to amend or otherwise modify Software’s organizational documents, corporate structure or ownership;

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Details of all intended or concluded steps taken since December 1, 2011, by or at the direction of Software’s Board to sell, grant any option in relation to, or pledge any shares or any other securities in Software, to alter any term of any outstanding securities, or to make any change in Software’s shares or other ownership interests, whether by reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividend or otherwise;

CDC Software Corporation

Board of Directors

January 13, 2012

Page | 4

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Details of all intended or concluded steps taken since December 1, 2011, by or at the direction of Software’s Board to mortgage, pledge or granting any security interest in any of Software’s assets with an overall liability of more than US$25,000;

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Details of all intended or concluded steps taken since December 1, 2011, by or at the direction of Software’s Board to declare, set aside, make or pay any dividend or other distribution to any holder with respect to their holding of Software’s capital stock or other securities;

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Details of all intended or concluded steps taken since December 1, 2011, by or at the direction of Software’s Board to redeem, purchase or otherwise acquire, directly or indirectly, any of Software’s capital stock or other securities;

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Details of all intended or concluded steps taken since December 1, 2011, by or at the direction of Software’s Board to increase the compensation payable to any of their non-executive employees, except in the ordinary course of business consistent with past practice and in a commercially reasonable manner, or to increase the compensation payable to any of their executive officers;

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Details of all intended or concluded steps taken since December 1, 2011, by or at the direction of Software’s Board to adopt or, except as otherwise required by law, amend, any Employee Benefit Plan or to enter into any collective bargaining agreement;

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Details of all intended or concluded steps taken since December 1, 2011, by or at the direction of Software’s Board to extend, terminate or modify any contract, or to permit any renewal notice period or option period to lapse with respect to any contract;

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Details of all intended or concluded steps taken since December 1, 2011, by or at the direction of Software’s Board to incur or assume any indebtedness for borrowed money or to guarantee any obligation or the net worth of any person or entity, except for endorsements of negotiable instruments for collection in the ordinary course of business consistent with past practice;

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Details of all intended or concluded steps taken since December 1, 2011, by or at the direction of Software’s Board to incur any liabilities, debts or obligations (whether absolute, accrued, contingent or otherwise), except for liabilities incurred in the ordinary course of business consistent with past practice and in a commercially reasonable manner;

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Details of all intended or concluded steps taken since December 1, 2011, by or at the direction of Software’s Board to incur any liability, debt or obligation (whether absolute, accrued, contingent or otherwise) to or of any affiliate, or to make any loan to any affiliate;

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Details of all intended or concluded steps taken since December 1, 2011, by or at the direction of Software’s Board to discharge or satisfy any encumbrance other than those which are required to be discharged or satisfied during such period in accordance with their original terms;

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Details of all intended or concluded steps taken since December 1, 2011, by or at the direction of Software’s Board to pay any obligation or liability (absolute, accrued, contingent or otherwise), whether due or to become due, except for any current liabilities, and the current portion of any long term liabilities in the ordinary course of business consistent with past practice and in a commercially reasonable manner;

CDC Software Corporation

Board of Directors

January 13, 2012

Page | 5

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Details of all intended or concluded steps taken since December 1, 2011, by or at the direction of Software’s Board to sell, transfer, lease to others or otherwise dispose of any of Software’s properties or assets having a fair market value in excess of US $25,000.00, except sales of inventory and dispositions of obsolete assets no longer used or useful in Software’s business, in each case in the ordinary course of business consistent with past practice and in a commercially reasonable manner;

•	Details of all intended or concluded steps taken since December 1, 2011, by or at the direction of Software’s Board to cancel, waive or compromise any debt or claim;

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Details of all intended or concluded steps taken since December 1, 2011, by or at the direction of Software’s Board to make any loan or advance to any person or entity, other than travel and other similar routine advances to employees in the ordinary course of business consistent with past practice and in a commercially reasonable manner;

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Details of all intended or concluded steps taken since December 1, 2011, by or at the direction of Software’s Board to purchase or acquire any capital stock or other securities of any other corporation or any ownership interest in any other business enterprise or entity;

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Details of all intended or concluded steps taken since December 1, 2011, by or at the direction of Software’s Board to adopt, implement, or execute any plan that would result in the voluntary delisting of Software’s shares from the NASDAQ exchange and/or terminating/suspending Software’s SEC reporting obligations under the Exchange Act.

International will consider any failure by Software’s Board to provide this information as also constituting a breach of fiduciary duty by each of you, in respect of which action may be taken without further notice to you.

I look forward to receiving by return notification of the date of the Extraordinary General Meeting to be held on a date on or very shortly after January 23, 2012, together with or very closely followed by the information requested above.

With Best Regards;

/s/ Joseph D. Stutz
Joseph D. Stutz
General Counsel, CDC Corporation Director, CDC Software International Corp

cc:	Mr. Marcus A. Watson, Chief Restructuring Officer – CDC Corporation
Mr. Carrick John Clough, Interim Chief Executive Officer - CDC Corporation